Okta, Inc.

301 Brannan Street

San Francisco, California 94107

VIA EDGAR

April 4, 2017

Ivan Griswold

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Okta, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-216654

Dear Mr. Griswold:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Okta, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 6, 2017, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Richard A. Kline at (650) 752-3139. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Richard A. Kline, rkline@goodwinlaw.com.

Under separate cover, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

[signature page follows]

If you have any questions regarding this request, please contact Richard A. Kline of Goodwin Procter LLP at (650) 752-3139.

Sincerely,

OKTA, INC.

/s/ William E. Losch
William E. Losch
Chief Financial Officer

cc:	Jonathan Runyan, Okta, Inc.
Sarah Axtell, Goodwin Procter LLP
Dianne Glynn, Ernst & Young LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, PC